CERENCE INC.

15 Wayside Road

Burlington, MA 01803

October 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Edwin Kim

Re:	Cerence Inc.
Form S-1
File No. 333-234214

Dear Ms. Woo and Mr. Kim:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Cerence Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-234214) (the “Registration Statement”), relating to the registration of up to an aggregate of 650,736 shares of common stock of the Company to be sold by certain selling stockholders, be accelerated by the Securities and Exchange Commission to 10 a.m., New York City time, on October 24, 2019, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

CERENCE INC.

By:	/s/ Leanne Fitzgerald
	Name:	Leanne Fitzgerald
	Title:	General Counsel